Exhibit 12.1

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	For the year ended December 31,
	2004		2003		2002		2001		2000		1999

Earnings from continuing operations, before income taxes	$49,129		$21,995		$65,079		$72,269		$88,771		$94,405
Fixed charges	63,762		62,834		58,729		42,275		15,509		12,374
Total earnings available for fixed charges	$112,891		$84,829		$123,808		$114,544		$104,280		$106,779

Fixed charges:
Interest expense	$52,594		$47,791		$47,872		$34,204		$12,137		$10,143
Amortization of deferred financing costs (1)	4,301		9,110		4,091		3,204		672		637
Portion of rent deemed interest factor (2)	6,867		5,933		6,766		4,867		2,700		1,594
Total fixed charges	$63,762		$62,834		$58,729		$42,275		$15,509		$12,374

Ratio of earnings to fixed charges	1.8	x	1.4	x	2.1	x	2.7	x	6.7	x	8.6	x

Notes for explanations:

Note - 2002 and 2003 amounts have been restated for the discontinued operation of Delta Manlift SAS

(1) Amortization of deferred financing costs is included in interest expense in the company’s Consolidated Statement of Operations:

Interest expense per Consolidated Statements of Operations	$56,895	$56,901	$51,963	$37,408	$12,809	$10,780
Less amortization of deferred financing costs	4,301	9,110	4,091	3,204	672	637
Interest expense	$52,594	$47,791	$47,872	$34,204	$12,137	$10,143

(2) One third of all rent expense is deemed representative of the interest factor